EXHIBIT 99.1

Costamare Inc. Declares Quarterly Dividend on Its Preferred and Common Stock

MONACO, April 01, 2021 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE) has declared cash dividends of US $0.476563 per share on its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) (NYSE: CMRE PR B), US $0.531250 per share on its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) (NYSE: CMRE PR C), US $0.546875 per share on its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”) (NYSE: CMRE PR D) and US $0.554688 per share on its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”) (NYSE: CMRE PR E). The dividend for the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock is for the period from January 15, 2021, to April 14, 2021. The dividend will be paid on April 15, 2021 to all holders of record as of April 14, 2021 of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

The Company has also declared a quarterly dividend on its common stock of US $0.10 per share for the quarter ended March 31, 2021. The dividend for the common stock is payable on May 6, 2021, to holders of record of common stock as of April 20, 2021.

The declaration of a dividend is subject to the discretion of the Board of Directors of the Company, and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 47 years of history in the international shipping industry and a fleet of 77 containerships, with a total capacity of approximately 555,810 TEU, including one vessel under construction and four secondhand vessels that we have agreed to acquire. Ten of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development, Investor Relations

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com